UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

15-55 Boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The information in this Report on Form 6-K is being filed to update the Sequans Communications S.A. registration statement on Form F-3 and supersedes the Report on Form 6-K filed on May 2, 2017. The information in this report shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, and 333-215911) and Form F-3 (File No. 333-198758).

FINANCIAL INFORMATION

FINANCIAL INFORMATION

Item 1.	Unaudited Condensed Consolidated Financial Statements at and for the three months ended March 31, 2017

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Operations

		Three months ended March 31,
	Note	2016	2017
	(in thousands, except share and per share amounts)
Revenue:
Product revenue		$5,412	$9,640
Other revenue		3,873	2,790

Total revenue	3	9,285	12,430

Cost of revenue:
Cost of product revenue		4,128	5,989
Cost of other revenue		747	589

Total cost of revenue		4,875	6,578

Gross profit		4,410	5,852

Operating expenses:
Research and development	4	6,727	6,194
Sales and marketing		1,501	2,496
General and administrative		1,378	1,411

Total operating expenses		9,606	10,101

Operating loss		(5,196)	(4,249)

Financial income (expense):
Interest expense		(631)	(1,061)
Interest income		3	23
Change in the fair value of convertible debt embedded derivative	11	(3,127)	—
Foreign exchange gain (loss)		(212)	(246)

Loss before income taxes		(9,163)	(5,533)

Income tax expense (benefit)	5	66	71
Loss		$(9,229)	$(5,604)

Attributable to:
Shareholders of the parent		$(9,229)	$(5,604)
Non-controlling interests		—	—

Basic loss per share		$(0.16)	$(0.07)

Diluted loss per share		$(0.16)	$(0.07)

Weighted average number of shares used for computing:
Basic		59,196,482	75,043,865

Diluted		59,196,482	75,043,865

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended March 31,
	2016	2017
Loss for the period	$(9,229)	$(5,604)

Other comprehensive income (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net gain (loss) on cash flow hedge	139	106
Exchange differences on translation of foreign operations	(34)	99

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	105	205
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measurement gains (losses) on defined benefit plans	(16)	(11)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(16)	(11)

Total other comprehensive income (loss)	89	194

Total comprehensive loss	$(9,140)	$(5,410)

Attributable to:
Shareholders of the parent	$(9,140)	$(5,410)
Non-controlling interests	—	—

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Financial Position

	Note	At December 31, 2016	At March 31, 2017
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment		$6,659	$6,302
Intangible assets		7,707	7,450
Deposits and other receivables		332	338
Available for sale assets		310	315
Research tax credit receivable	4	—	720

Total non-current assets		15,008	15,125

Current assets:
Inventories	6	8,693	8,184
Trade receivables	7	15,285	17,189
Prepaid expenses and other receivables		3,172	2,923
Recoverable value added tax		470	434
Research tax credit receivable	4	1,902	2,260
Short term deposit	8	345	345
Cash and cash equivalents	8	20,202	14,162

Total current assets		50,069	45,497

Total assets		$65,077	$60,622

EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 75,122,137 shares authorized, issued and outstanding at March 31, 2017 (75,030,078 at December 31, 2016)	9	$1,923	$1,925
Share premium	9	189,029	189,233
Other capital reserves	10-11	28,257	28,598
Accumulated deficit		(209,553)	(215,157)
Other components of equity		(796)	(602)

Total equity		8,860	3,997

Non-current liabilities:
Government grant advances, loans and other liabilities		5,144	5,001
Convertible debt and accrued interest	11	16,338	17,199
Provisions	13	1,306	1,332
Other liabilities	14	22	22
Deferred revenue	14	1,940	1,576

Total non-current liabilities		24,750	25,130

Current liabilities:
Trade payables		18,358	12,585
Interest-bearing receivables financing	12	7,712	11,882
Government grant advances		601	560
Other current liabilities		4,415	5,633
Deferred revenue		335	788
Provisions	13	46	47

Total current liabilities		31,467	31,495

Total equity and liabilities		$65,077	$60,622

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
							Accumulated
				Other		Cumulative	other
	Ordinary shares		Share	capital	Accumulated	translation	comprehensive	Total
	Shares	Amount	premium	reserves	deficit	adjustments	income (loss)	equity
	(Note 9)	(Note 9)	(Note 9)	(Note 10)
	(in thousands, except share and per share amounts)
At December 31, 2015	59,166,741	$1,568	$165,536	$16,864	$(184,765)	$(152)	$(299)	$(1,248)

Loss for the period					(9,229)			(9,229)
Re-measurement gains (losses) on defined benefit plans							(16)	(16)
Foreign currency translation						(34)		(34)
Income and expense directly recognized in equity							139	139

Total comprehensive income (loss)					(9,229)	(34)	123	(9,140)

Issue of shares in connection with the exercise of option and warrants	89,608	2	127					129
Share-based payment				253				253

At March 31, 2016	59,256,349	$1,570	$165,663	$17,117	$(193,994)	$(186)	$(176)	$(10,006)

At December 31, 2016	75,030,078	$1,923	$189,029	$28,257	$(209,553)	$(526)	$(270)	$8,860

Loss for the period					(5,604)			(5,604)
Re-measurement gains (losses) on defined benefit plans							(11)	(11)
Foreign currency translation						99		99
Income and expense directly recognized in equity							106	106

Total comprehensive income (loss)					(5,604)	99	95	(5,410)

Issue of shares in connection with the exercise of option and warrants	92,059	2	204					206
Share-based payment				341				341

At March 31, 2017	75,122,137	$1,925	$189,233	$28,598	$(215,157)	$(427)	$(175)	$3,997

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Cash Flow

		Three months ended March 31,
	Note	2016	2017
		(in thousands)
Operating activities:
Loss before income taxes		$(9,163)	$(5,533)
Non-cash adjustment to reconcile loss before tax to net cash from (used in) operating activities:
Depreciation and impairment of property, plant and equipment		796	691
Amortization and impairment of intangible assets		489	569
Share-based payment expense		253	341
Increase in provisions		75	16
Financial expense		631	1,061
Change in the fair value of convertible debt embedded derivative	11	3,127	—
Foreign exchange gain		243	69
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivable		7,041	(1,671)
Decrease in inventories		482	509
Increase in research tax credit receivable		(787)	(1,078)
Increase (decrease) in trade payables and other liabilities		1,367	(4,726)
Increase (decrease) in deferred revenue		(267)	89
Decrease in government grant advances		(382)	(250)
Income tax paid		(41)	2

Net cash flow from (used in) operating activities		$3,864	$(9,911)

Investing activities:
Purchase of intangible assets and property, plant and equipment		$(1,234)	$(419)
Sale of financial assets		(31)	(11)
Sale of short-term investments		(3)	—
Interest received		3	23

Net cash flow used in investments activities		$(1,265)	$(407)

Financing activities:
Proceeds from issue of shares and warrants, net of transaction costs		$129	$206
Proceeds from (repayment of) Interest-bearing receivables financing		(4,916)	4,170
Repayment of borrowings and finance lease liabilities		(12)	—
Interest paid		(30)	(101)

Net cash flows from (used in) financing activities		$(4,829)	$4,275

Net decrease in cash and cash equivalents		(2,230)	(6,043)
Net foreign exchange difference		1	3
Cash and cash equivalent at previous period		8,288	20,202

Cash and cash equivalent at period end	8	$6,059	$14,162

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements

1. Corporate information

Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. Sequans, together with its subsidiaries (the “Company”), is a fabless designer, developer and supplier of 4G LTE semiconductor solutions for wireless broadband applications. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with proprietary signal processing techniques, algorithms and software stacks.

2. Basis of preparation and changes to the Company’s accounting policies

2.1. Basis of preparation

The Condensed Consolidated Financial Statements for the three months ended March 31, 2017 are prepared in accordance with IAS 34 Interim Financial Reporting and were authorized for issue in accordance with a resolution of the board of directors on June 9, 2017.

The Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2016.

These Condensed Consolidated Financial Statements for the three months period ended March 31, 2017 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecast by products and by customer and a stable operating cost structure. Taking into account forecasted operating cash flow, government funding of research programs, proceeds from account receivable financing and potential additional capital markets equity financing, management believes that Company’s existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the next 12 months from March 31, 2017.

2.2. Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted in preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2016, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2017:

•	Amendments to IAS 7: Disclosure Initiative

The amendments to IAS 7 require companies to provide information about changes in their financing liabilities and come as a response to requests from investors for information that helps them better understand changes in a company’s debt. The amendments will help investors to evaluate changes in liabilities arising from financial activities, including changes from cash flows and non-cash changes (such as foreign exchange gains or losses).

Adoption of these amendments had no impact on the Condensed Consolidated Financial Statements of the Company.

Standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective:

•	IFRS 9 - Financial Instruments: Classification and Measurement

In July 2014, the IASB issued IFRS 9 (Financial Instruments). With effect from January 1, 2018, IFRS 9 will replace the currently applicable standards on the presentation, recognition and measurement of financial instruments (IAS 32 and IAS 39). IFRS 9 covers three key issues: classification and measurement, impairment, and hedge accounting. It also provides a new credit risk recognition model (using the expected losses approach versus the incurred losses approach), in particular as regards accounts receivable. The standard is mandatorily applicable to annual reporting periods beginning on or after January 1, 2018. Given the nature of its operations, the Company does not anticipate any major impact from the adoption of IFRS 9.

•	IFRS 15 - Revenue from contracts with customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 15.

•	IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 (Leases), which aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of a liability for future lease payments, and of an asset for the Sequans Communications S.A. associated rights of use). Application of IFRS 16 will also require a change in the presentation of lease expenses both in the income statement (i.e. depreciation and interest expense) and in the statement of cash flows (the amount allocated to repayment of the liability will be reported as a cash outflow from financing activities, while the amount allocated to the asset will be reported as a cash outflow from investing activities). IFRS 16 is applicable to annual reporting periods beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

•	Amendments to IFRS2: Classification and measurement of share-based payment transactions

The amendments clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled. These amendments will be effective from annual periods commencing on or after January 1, 2018. The Company is currently assessing the impact of these amendments.

•	Annual Improvements to IFRS (2014-2016)

These improvements relate to:

•	IFRS 12 Disclosure of Interests in Other Entities

•	IAS 28 Investments in associates and joint ventures

These improvements will be effective from annual periods commencing on or after 1 January 2018. Based on the preliminary analysis performed, these improvements are not expected to have a significant impact on the Company’s financial statements.

•	IFRIC 22 Foreign Currency Transactions and Advance Considerations

IFRIC Interpretation 22 addresses the exchange rate to use in transactions that involve advance considerations paid or received in a foreign currency. The interpretation will be effective from annual periods commencing on or after 1 January 2018. The Company is currently assessing the impact of this interpretation.

•	IFRIC 23 Uncertainty over Income Tax Treatments

This Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The interpretation will be effective from annual periods commencing on or after January 1, 2019. The Company is currently assessing the impact of this interpretation.

2.3. Other information

No impairment tests on property, plant and equipment, and on intangible assets were performed as of March 31, 2017 as no events or changes in circumstances indicated that the carrying amount of those assets was not recoverable.

There is no major seasonality in Sequans’ revenue, although the first quarter tends to be seasonally the weakest for product revenue.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Sequans’ results of operations include a provision for post-employment benefits and share-based compensation expense estimated based on the amounts and projections from the previous year.

3. Segment information

The Company has one operating segment, which is the design and marketing of semiconductor components for 4G broadband wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Consolidated Financial Statements and these associated Notes.

Sales to external customers disclosed below are based on the geographical location of the customers, regardless of the legal entity originating the sale. The following table sets forth the Company’s total revenue by region for the periods indicated. The Company categorizes its total revenue geographically based on the location to which it invoices.

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Three months ended March 31, 2016
Total revenue
Sales to external customers	$1,910	$1,527	$5,848	$9,285

Three months ended March 31, 2017
Total revenue
Sales to external customers	$654	$1,846	$9,930	$12,430

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A.

For the three-month periods ended March 31, 2016 and 2017, customers representing more than 10% of revenue, and related accounts receivables at the end of the period, were:

Customer	Customer Location	Three months ended March 31,		Accounts receivables at
		2016	2017	March 31, 2017
		(Unaudited)		(Unaudited)
		(in thousands)		(in thousands)
A	China	31%	16%	$1,310,000
B	United Stated	15%	<10%	—
C	Germany	13%	<10%	$540,000
D	Taiwan	—	19%	$5,273,000
E	Taiwan	—	14%	$1,638,000
F	Taiwan	<10%	11%	—

4. Research tax credit receivable

The research tax credit in France is deducted from corporate income taxes due. If taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (shortened to one year later if the Company is below certain size criteria, which is currently the case). Total French research tax credit receivable as of March 31, 2017 is $2,777,000 of which $2,057,000 is expected to be recovered before the end of 2017.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

The research tax credit in the United Kingdom is deducted from corporate income taxes due. If taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash the following year. Total U.K. research tax credit receivable as of March 31, 2017 is $203,000.

5. Income tax

The major components of income tax expense are:

	Three months ended March 31,
	2016	2017
	(Unaudited)
	(in thousands)
Consolidated Statement of Operations

Current income tax charge	$66	$71
Deferred income tax	—	—

Income tax expense reported in the Consolidated Statement of Operations	$66	$71

Deferred tax assets were not recognized in the three months ended March 31, 2016 and 2017 with respect to the loss as the Company has not generated taxable profits since its inception in 2003.

6. Inventories

	At December 31, 2016	At March 31, 2017
	(in thousands)
Components	$4,686	$3,775
Finished goods (at lower of cost or net realizable value)	6,975	7,103

Total inventories at cost	$11,661	$10,878

Depreciation of components (at cost)	$277	$206
Depreciation of finished goods	2,691	2,488

Total depreciation	$2,968	$2,694

Components, net	$4,409	$3,569
Finished goods, net	4,284	4,615

Total net inventories	$8,693	$8,184

In the year ended December 31, 2016, there was no significant change in the provision on components and finished goods. Provisions recorded in the previous period are related to products which have been declared end-of-life and for slow-moving WiMAX and LTE products and memory components.

7. Trade receivables

Trade receivables are non-interest bearing and are generally on 30-60 day payment terms.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

	At December 31, 2016	At March 31, 2017
	(in thousands)
Trade receivables	$14,427	$16,495
Unbilled revenue	1,624	1,369
Unissued credit notes	(138)	(47)
Provisions on trade receivables	(628)	(628)

Net trade receivables	$15,285	$17,189

The movements in the provision for impairment of receivables were as follows:

	Year ended December 31, 2016	Three months ended March 31, 2017
	(in thousands)
At January 1,	$588	$628
Charge for the period	40	—
Utilized amounts	—	—

At period end	$628	$628

The aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2016	$15,285	$12,995	$412	$374	$1,494	$10
At March 31, 2017	$17,189	$11,992	$3,569	$352	$60	$1,216

8. Cash and cash equivalents; short-term investments

	At December 31, 2016	At March 31, 2017
	(in thousands)
Cash at banks	$8,765	$6,448
Cash equivalents	11,437	7,714

Cash and cash equivalents	$20,202	$14,162

Short-term investments	$345	$345

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirement of the Company, and earn interest at market rates for short-term investments. Short-term investments are money-market funds which have a maturity of greater than 90 days but less than one year. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31, 2016	At March 31, 2017
U.S. dollar denominated accounts	$19,122	$13,637
Euro denominated accounts	949	350
GBP denominated accounts	23	57
SGP denominated accounts	53	24
NIS denominated accounts	36	36
RMB denominated accounts	2	37
Other currencies denominated accounts	17	21

Cash and cash equivalents	$20,202	$14,162

9. Issued capital and reserves

Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and restricted share awards, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2016, authorized capital was 98,462,155 ordinary shares with a nominal value of €0.02 each. At March 31, 2017, authorized capital was 98,158,016 ordinary shares with a nominal value of €0.02 each.

Shares issued and fully paid

At December 31, 2016, 75,030,078 ordinary shares were issued and outstanding, representing a nominal value of €1,501,000 ($1,923,000). At March 31, 2017, 75,122,137 ordinary shares were issued and outstanding, representing a nominal value of €1,502,000 ($1,925,000).

10. Share-based payment plans

The expense recognized for employee and other services received during the three months ended March 31, 2017 arising from equity-settled share-based payment transactions was $341,000 (three months ended March 31, 2016: $253,000).

The breakdown is as follows:

	Three months ended March 31,
	2016	2017
	(in thousands)
Cost of revenue	$4	$3
Research and development	108	109
Sales and marketing	38	80
General and administrative	103	149

Total	$253	$341

During the three months ended March 31, 2017, the board of directors granted 86,250 restricted shares award (RSA). RSA vest over four years, with either 25% vesting after the one-year anniversary of the grant and the remaining 75% of the grant vesting quarterly over the remaining three years, or 50% vesting after the two-year anniversary and the remaining 50% vesting quarterly over the remaining two years.

During the three months ended March 31, 2017, 307,401 stock options and warrants were canceled; 99,297 stock options, warrants and founders warrants were exercised.

See Note 18, Events after the reporting date, for more information.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

11. Convertible debt

On April 14, 2015, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C., one of the Company’s existing shareholders, regarding the issuance and sale of a convertible note in the principal amount of $12 million (the “2015 note”), which note shall be convertible into the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value €0.02 per share, at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the 2015 note, subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS.

On April 27, 2016, the Company entered into a convertible note agreements with Nokomis Capital, L.L.C. and two other financial institutions (the “Holders”) regarding the issuance and sale of convertible notes in the aggregate principal amount of $7.16 million (the “2016 notes”), which are convertible into the Company’s ADS. The conversion price of the 2016 notes is $2.7126 per ADS.

The 2015 note and the 2016 notes (together, “the Notes”) are unsecured obligations of the Company, will mature on the third anniversary of the issuance dates and are not redeemable prior to maturity at the option of the Company. The accreted principal amount of the notes are convertible at any time or times on or after the issuance dates until maturity, in whole or in part, subject to certain adjustments for significant corporate events, including dilutive issuances, dividends, stock splits and other similar events. Interest accrues on the unconverted portion of the notes at the rate of 7% per year, paid in kind annually on the anniversaries of the issuance of the notes. The notes also provide for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the notes to become or to be declared due and payable.

In the event of a recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets or other transaction, which in each case results in the Company’s shareholders receiving stock, securities or assets with respect to or in exchange for their ADSs or ordinary shares, the holders shall elect, at their option, either (a) to require the Company to repurchase for cash the entire accreted principal amount of the Notes or (b) to convert the Notes in their entirety.

The Notes contain customary ongoing covenants of the Company. In addition, the notes provide that the Company will not grant a consensual security interest or pledge its personal property assets to a third party lender (with certain limited exceptions) during the time that the notes are outstanding. Any amendment or waiver of the terms of the notes requires the affirmative consent of the holders.

Due to the potential adjustment of the conversion rate of the 2015 note during the first twelve months of the term under certain conditions, and of the 2016 notes during the period beginning on April 28, 2016 and ending on May 12, 2016, the notes were accounted for as compound financial instruments with two components:

•	A liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and

•	An embedded derivative, which is the Holders’ call option whereby the Company can be required to issue a number of shares in exchange for notes at a rate which may vary during the first twelve months after issuance of the 2015 note and during the period beginning on April 28, 2016 and ending on May 12, 2016 for the 2016 notes.

The initial fair value of the Notes was split between these two components.

The fair value of the liability component on the issuance date represents the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company has used 24.26% as the market rate of interest in order to value the liability component of the 2015 note and 25.69% for the 2016 notes.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

The embedded derivatives of the notes were valued using the Black-Scholes valuation model. On April 14, 2015, the initial fair value of the embedded derivative of the 2015 note was calculated to be $4,055,000 and $6,091,000 at December 31, 2015. On March 31, 2016, the fair value was remeasured to be $9,218,000 and the change in fair value of $3,127,000 was recorded as financial income in the three months ended March 31, 2016. On April 14, 2016, the date on which the conversion price became fixed, the fair value of the embedded derivative was calculated to be $8,324,000. The change in fair value was recorded as financial expense and the fair value of the embedded derivative was transferred from liabilities to Other Capital Reserves in shareholders’ equity.

The fair value of the embedded derivative of the 2016 notes on the issuance date of April 27, 2016 was calculated to be $2,597,000 and was recalculated to be $1,947,000 when the conversion rate of the 2016 notes was fixed on May 12, 2016. The change in fair value was recorded as financial income in the year ended December 31, 2016 and the value of the embedded derivative as of May 12, 2016 was transferred from liabilities to Other Capital Reserves in shareholders’ equity.

At March 31, 2017, the notes and accrued interest were recorded as a non-current liability in the amount of $16,338,000.

12. Accounts receivable financing agreement

In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At March 31, 2017, $11,882,000 had been drawn on the line of credit and recorded as a current borrowing (December 31, 2016: $7,712,000).

13. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At December 31, 2016	$688	$664	$1,352	$46	$1,306
Arising during the period	37	44	81	1	80
Released during the period	(54)	—	(54)	—	(54)

At March 31, 2017	$671	$708	$1,379	$47	$1,332

The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. No employee has retired during the period.

“Other provisions” relate primarily to estimated payments to holders of patents which may be deemed as essential under the requirements of the LTE standard of royalties assessed on sales of modules. The provision is based on management’s judgment, taking into consideration the various articles, reports, industry discussions on the subject which were available, and is recorded in the cost of product revenue.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

14. Other non-current liabilities

	At December 31, 2016	At March 31, 2017
	(in thousands)
Deferred tax	$22	$22
Deferred revenue	1,940	1,576

Total other non-current liabilities	$1,962	$1,598

In December 2015, the Company entered into a contract with a customer for certain development services which resulted in the recognition of deferred revenues for $1,940,000, to be recognized on a straight-line basis over four years beginning when the customer’s product is certified by a major U.S. carrier. As of March 31, 2017, it was determined that certification was likely to occur in June 2017 and therefore $364,000 of the deferred revenues has been classified as current as of March 31, 2017 and the remainder as non–current liabilities as of March 31, 2017.

15. Foreign currency risk and fair value of financial instruments

The Company faces the following foreign currency exposures:

Transaction risk arising from:

•	Operating activities, when revenues or expenses are denominated in different currencies from the functional currency of the entity carrying out these transactions.

•	Non derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.

During the three months ended March 31, 2017, nearly 100% of total revenues and 92% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the U.S. dollar/euro exchange rates. During the three months ended March 31, 2017, approximately 54% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the three months ended March 31, 2017 would have been $0.5 million.

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.

The following tables present fair values of derivative financial instruments at December 31, 2016 and March 31, 2017.

	At December 31, 2016
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buyeuros, sell U.S. dollars)	€5,750	$(142)
Options (buy euros, sell U.S. dollars)	1,500	(8)

Total	€7,250	$(150)

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

	At March 31, 2017
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S dollars)	€1,500	$(32)
Options (buy euros, sell U.S. dollars)	1,500	1

Total	€3,000	$(31)

The fair value of foreign currency related derivatives are included in the Consolidated Statement of Financial Position in “Other current financial liabilities” for the periods presented. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.

During the three months ended March 31, 2017, the Company recorded a gain of $106,000 (profit of $139,000 for the three months ended March 31, 2016) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges.

During the three months ended March 31, 2016, the Company recognized net profit of $6,000 related to the ineffective portion of its hedging instrument. There was no ineffective portion of hedging instrument in the three months ended March 31, 2017.

At March 31, 2017 and December 31, 2016, the carrying values of financial instruments (cash and cash equivalents, deposits and other receivables, trade receivables and trade and other payables, convertible debt and interest-bearing receivables financing) approximate their fair values.

At March 31, 2017 and December 31, 2016, the fair value of financial instruments at fair value through profit and loss and other comprehensive income was determined using level 2 techniques.

16. Contingencies

From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business. Management is not aware of any legal proceedings that, if concluded unfavorably, would have a significant impact on financial position or cash flows.

17. Related party disclosures

There is no single investor who has the ability to control the board of directors or the vote on shareholder resolutions. There is one investor who owns in excess of 10% of the share capital of the Company: BPI France Participation – Fonds Large Venture.

In April 2015 and April 2016, the Company issued convertible notes to an affiliate of Nokomis Capital, L.L.C., an investor who owns in excess of 5% of the share capital of the Company, in two private transactions. (See Note 11 Convertible debt.)

On December 11, 2014, the Board of Directors approved a consulting agreement with Alok Sharma, member of the board of directors, for services in business development and strategy. During the three months ended March 31, 2016, $45,000 was earned by Mr. Sharma under this agreement. The agreement was terminated in July 2016 and no fees were paid during the three months ended March 31, 2017.

No other transactions have been entered into with these or any other related parties during the three months ended March 31, 2016 and 2017, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as directors or employees of the Company.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

18. Events after the reporting date

Share-based payment plans

On April 25, 2017, the board of directors granted 29,000 restricted share awards with vesting over four years. There is no exercise price for restricted share awards; the beneficiary receives title to the underlying ordinary shares with no cash payment when the awards vest.

Related party transactions

On April 25, 2017, the board of directors voted to convene the annual shareholders meeting on June 30, 2017. One of the resolutions to be voted on by the shareholders is the nomination of Mailys Ferrere to the board of directors. Mrs. Ferrere is employed by the Company’s largest shareholder, BPI France Participation – Fonds Large Venture.

Conversion of debt

On May 9, 2017, a holder of convertible notes issued in 2016 with a principal value of $160,000 converted the debt, plus accrued interest of $11,594 into a total of 63,258 ordinary shares.

Product return

In May 2017, the Company entered into negotiations with a distributor for the return of 24,000 units sold to the distributor in 2016. Based on the status of negotiations, the return is expected to result in an increase of the net loss of the quarter ending June 30, 2017 of approximately $275,000.

Stock options, warrants and founders warrants exercised

From April 1, 2017 to June 10, 2017, 264,491 stock options, warrants and founders warrants were exercised.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Sequans Communications S.A.’s unaudited condensed consolidated financial statements beginning at Page 4 of this report on Form 6-K. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, “Sequans Communications S.A.”, “Sequans Communications”, “the Company”, “we”, “us” and “our” refer to Sequans Communications S.A. and its consolidated subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated financial statements of Sequans Communications S.A. included herein.

In this report on Form 6-K, references to the “euro” or “€” are to the euro currency of the European Union and references to “U.S. dollars” or “$” are to United States dollars. References to the “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.02 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (ADRs).

The financial information presented herein has been prepared in accordance with International Reporting Financial Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Forward-Looking Statements Safe Harbor

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report on Form 6-K, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. When used in this report, the words “anticipate”, “objective”, “may”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or the negative of these and similar expressions identify forward-looking statements. The information contained in this report on Form 6-K reflects our current views with respect to future events and is based on assumptions and subject to risk and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC as well as our other filings with the SEC, which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements. We cannot assure you that our plans, intentions or expectations will be achieved. Our actual results, cash flows, financial position, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this report. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this report. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

Summary

We are a fabless designer, developer and supplier of single-mode 4G LTE semiconductor solutions for wireless broadband applications. Our solutions incorporate baseband processor and RF transceiver ICs along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a low cost.

Results of Operations

Comparison of the Three Months Ended March 31, 2016 and 2017

	Three months ended March 31,		Change
	2016	2017	%
	(Unaudited)
	(in thousands)
Revenue:
Product revenue	$5,412	$9,640	78%
Other revenue	3,873	2,790	(28)

Total revenue	9,285	12,430	34

Cost of revenue:
Cost of product revenue	4,128	5,989	45
Cost of other revenue	747	589	(21)

Total cost of revenue	4,875	6,578	35

Gross profit	4,410	5,852	33
Operating expenses:
Research and development	6,727	6,194	(8)
Sales and marketing	1,501	2,496	66
General and administrative	1,378	1,411	2

Total operating expenses	9,606	10,101	5

Operating loss	(5,196)	(4,249)	(18)
Financial income (expense):
Interest income	3	23	7
Interest expense	(631)	(1,061)	68
Change in the fair value of convertible debt embedded derivative	(3,127)	—	(100)
Foreign exchange gain (loss)	(212)	(246)	16

Loss before income taxes	(9,163)	(5,533)	(40)
Income tax expense (benefit)	66	71	8

Loss	$(9,229)	$(5,604)	(39)

Revenue

Product revenue increased 78% from $5.4 million in the three months ended March 31, 2016 to $9.6 million in the same period in 2017. The increase in product revenues were driven both by customers with products for emerging markets and emerging carriers and by customers selling into the U.S. market. Increased revenues also reflect a product mix with a higher percentage of module sales; modules have a higher average selling price than chipsets.

Our largest customer in the three months ended March 31, 2017, representing 19% of total revenues, is a distributor based in Taiwan serving multiple end customers in China and Taiwan. No revenue was recognized for this distributor in the three months ended March 31, 2016. For the three months ended March 31, 2017, a customer based in China that integrated our LTE products into a range of products for emerging carriers and emerging markets represented 16% of total revenues, another Taiwan-based distributor represented 14% and a Taiwan-based customer represented 11%. For the three months ended March 31, 2016, the China-based customer represented 31% of total revenues, no revenue was recognized for the second distributor based in Taiwan and less than 10% for the Taiwan-based customer in the three months ended March 31, 2016.

During the first quarter of 2017, we shipped 844,000 units compared to 472,000 units in the first quarter of 2016.

Other revenue decreased 28% from $3.9 million in the three months ended March 31, 2016 to $2.8 million in the same period in 2017, reflecting a high level of service revenues associated with one major service agreement initiated in late 2015 and completed in 2016 that did not contribute to revenues in the first quarter of 2017. The decrease in service revenues compared to the first quarter of 2016 was offset slightly by higher license and maintenance revenues.

Cost of Revenue

Cost of product revenue increased 45% from $4.1 million in the three months ended March 31, 2016 to $6.0 million in the same period in 2017 due to higher product and manufacturing costs associated with the increased number of units sold. Cost of other revenue decreased from $747 thousand in the three months ended March 31, 2016 to $589 thousand in the same period in 2017 reflecting the decreased volume of service revenues.

Gross Profit

Gross profit increased 33% from $4.4 million in the three months ended March 31, 2016 to $5.9 million in the same period in 2017. Product gross margin increased from 23.7% in the three months ended March 31, 2016 to 37.9% in the same period in 2017, due to better absorption of fixed production costs by a higher product revenue base partially offset by the impact of a higher percentage of lower-margin module sales in the product revenue mix compared to 2016. Modules have a lower gross margin than chips so the more modules there are in the mix, the lower the margin. Other revenue gross margin decreased from 80.7% in the three months ended March 31, 2016 to 78.9% in the same period in 2017.

Research and Development

Research and development expense decreased 8% from $6.7 million in the three months ended March 31, 2016 to $6.2 million for the three month ended March 31, 2017 primarily due to higher research and development incentives recorded during the current period (which are accounted for as a reduction of research and development expense) and the impact of a reorganization that occurred mid-2016 as 13 sales support engineers who previously were part of the research and development organization became part of the sales and marketing organization. These decreases were partially offset by an increase of headcount following of the hiring of a small team in Sophia Antipolis in France. Overall, there were 207 employees and independent contractors in research and development at March 31, 2017 compared to 197 employees and independent contractors at March 31, 2016.

Sales and Marketing

Sales and marketing expense increased 66% from $1.5 million in the three months ended March 31, 2016 to $2.5 million in the same period in 2017. The increase primarily reflects the impact of a reorganization that occurred mid-2016 as 13 sales support engineers who previously were part of the research and development organization became part of the sales and marketing organization. In addition, from mid-2016 we expanded the sales team, including the hiring of the Chief Marketing Officer and the Vice President Worldwide Sales. Overall, there were 32 employees and independent contractors in sales and marketing at March 31, 2017 compared to 21 employees and independent contractors at March 31, 2016.

General and Administrative

General and administrative expense remained flat at $1.4 million in the three months ended March 31, 2016 and 2017. Overall, there were 18 employees in general and administrative at March 31, 2017 and 2016.

Interest Income (Expense), Net

Net interest expense increased from $631 thousand in the three months ended March 31, 2016 to $1.1 million in the same period in 2017. Interest expense increased due to the convertible debt issued in April 2016. Interest income was insignificant in both years.

Change in the Fair Value of Convertible Debt Embedded Derivative

The change in the fair value of the convertible debt embedded derivative resulted in a profit of $3.1 million in the three months ended March 31, 2016. The embedded derivative value was fixed in April 2016 at a value of $8,324,000 when the conversion price was no longer subject to change.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange loss of $212 thousand in the three months ended March 31, 2016 compared to a net foreign exchange gain of $246 thousand in the same period in 2017, primarily due to movements in the U.S. dollar versus the euro.

Income Tax Expense

Income tax expense increased from $66 thousand for the three months ended March 31, 2016 to $71 thousand in the same period in 2017.

Liquidity and Capital Resources

Sources of Liquidity

Our cash and cash equivalents and short-term investments were $14.5 million at March 31, 2017, compared to $20.5 million at December 31, 2016. This decrease was due primarily to the use of cash and cash equivalents to fund operations including on-going research and development activities, as well as cash used for working capital needs. Our Condensed Consolidated Financial Statements for the three month period ended March 31, 2017 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecast derived by products and clients and a stable fixed costs structure. Management also assumes successful financing activities including government funding of research programs and potential additional financing (banks or capital market). Based on these assumptions, management believes that Company’s existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the next 12 months from March 31, 2017.

Since inception, we have financed our operations primarily through proceeds from the issuance pre-IPO of our preference shares and convertible notes, which totaled €54.7 million ($73.1 million) from 2004 to the end of 2010; from the $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011; from $60.7 million in net proceeds from our public offerings in February and November 2013 and in September 2016; and from $18.6 million in net proceeds from issuance of convertible debt in 2015 and April 2016.

Cash Flows

Cash Flows used in Operating Activities

Net cash used in operating activities during the three months ended March 31, 2017 was $9.9 million, reflecting a net loss (before income tax) of $5.5 million, increases in trade and other receivables of $1.7 million, in research tax credit receivable of $1.1 million and in trade payables and other liabilities of $4.7 million and decreases in inventories of $0.5 million and in government grant advances of $0.3 million. These and other smaller working capital adjustments were a net $7.1 million use of cash. In addition, there were several non-cash charges, including depreciation and amortization of $1.3 million, non-cash interest expense of $1.1 million and share-based compensation expense of $0.3 million during the period.

Net cash from operating activities during the three months ended March 31, 2016 was $3.9 million, reflecting a net loss (before income tax) of $9.2 million, increases in research tax credit receivable of $0.8 million and in trade payables and other liabilities of $1.4 million and decreases in trade and other receivables of $7.0 million, in inventories of $0.5 million and in government grant advances and deferred revenue of $0.6 million. These and other smaller working capital adjustments were a net $7.4 million source of cash. In addition, there were several non-cash charges, including the change in the fair value of the convertible debt embedded derivative of $3.1 million, depreciation and amortization of $1.3 million, non-cash interest expense of $0.6 million and share-based compensation expense of $0.3 million during the period.

Cash Flows used in Investing Activities

Cash used in investing activities during the three months ended March 31, 2017 and 2016 consisted primarily of purchases of property and equipment and intangible assets for $0.4 million and $1.2 million, respectively.

Cash Flows from Financing Activities

Net cash from financing activities was $4.3 million for the three months ended March 31, 2017, reflecting primarily $4.2 million higher usage of the factoring facility. Net cash used in financing activities was $4.8 million for the three months ended March 31, 2016, reflecting primarily $4.9 million lower usage of the factoring facility.

Trend Information

For the three months ended March 31, 2017, the most significant change in trends that affected our business, results of operations and financial condition was the increase in sales compared to the prior year, while reflecting a decrease in revenues compared to the quarter ended December 31, 2016, due to the Lunar New Year in Asia reducing production capacity.

Other than the possibility of delays in our customers product launches or delays in LTE network deployments and upgrades to narrow-band LTE, which would have a negative impact on our revenue from LTE products, or as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Contractual Obligations

Our contractual obligations relate primarily to non-cancellable operating leases and inventory component purchase commitments. During the three months ended March 31, 2017, there were no significant changes in our contractual obligations from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2017

SEQUANS COMMUNICATIONS S.A.

(Registrant)

By:	/s/ Deborah Choate
Deborah Choate Chief Financial Officer